                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)*

                                 DITECH NETWORKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    25500T108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Lamassu Holdings L.L.C.
                             Attn: Timothy Leehealey
                                21 Whitesands Dr.
                             Newport Coast, CA 92657
                                 (949) 706-1347
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 28, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
| |.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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SCHEDULE 13D
--------------------
CUSIP No.  25500T108
--------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSONS

           Lamassu Holdings L.L.C.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |X|
                                                                         (b) | |
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------- ---------------------------------------------------------------------
NUMBER OF                 7        SOLE VOTING POWER

SHARES                             2,399,845
                          ------------------------------------------------------
BENEFICIALLY              8        SHARED VOTING POWER

OWNED BY                           -0-
                          ------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER
EACH
                                    2,399,845
REPORTING                 ------------------------------------------------------

PERSON                    10       SHARED DISPOSITIVE POWER

WITH                               -0-
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,399,845

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                | |

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.1%(1)
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           OO
---------- ---------------------------------------------------------------------

(1) Based on 26,263,988 shares of common stock of Ditech Networks, Inc. (the "Issuer") outstanding at November 30, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended October 31, 2008 filed with the Securities and Exchange Commission on December 8, 2008.

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SCHEDULE 13D
--------------------
CUSIP No.  25500T108
--------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSONS

           Timothy Leehealey
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |X|
                                                                         (b) | |
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           N/A
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------- ---------------------------------------------------------------------
NUMBER OF                 7        SOLE VOTING POWER

SHARES                             -0-
                          ------------------------------------------------------
BENEFICIALLY              8        SHARED VOTING POWER

OWNED BY                           2,399,845(2)
                          ------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER
EACH
                                       -0-
REPORTING
                          ------------------------------------------------------
PERSON                    10       SHARED DISPOSITIVE POWER

WITH                               2,399,845(2)
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,399,845
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                | |

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.1%(1)
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
---------- ---------------------------------------------------------------------


(2) Because Mr. Leehealey, as a Managing Member of Lamassu Holdings L.L.C., controls its voting and investment decisions with Samuel Healey its other Managing Member, Mr. Leehealey may be deemed to have beneficial ownership of the shares of Common Stock held by Lamassu Holdings L.L.C.

SCHEDULE 13D
--------------------
CUSIP No.  25500T108
--------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSONS

           Samuel Healey
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |X|
                                                                         (b) | |
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           N/A
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------- ---------------------------------------------------------------------
NUMBER OF                 7        SOLE VOTING POWER

SHARES                             -0-
                          ------------------------------------------------------
BENEFICIALLY              8        SHARED VOTING POWER

OWNED BY                           2,399,845(3)
                          ------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER
EACH
                                       -0-
REPORTING
                          ------------------------------------------------------
PERSON                    10       SHARED DISPOSITIVE POWER

WITH                               2,399,845(3)
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,399,845
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                | |

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.1%(1)
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
---------- ---------------------------------------------------------------------


(3) Because Mr. Healey, as a Managing Member of Lamassu Holdings L.L.C., controls its voting and investment decisions with Timothy Leehealey its other Managing Member, Mr. Healey may be deemed to have beneficial ownership of the shares of Common Stock held by Lamassu Holdings L.L.C.

ITEM 4.         PURPOSE OF TRANSACTION.
                ----------------------

Item 4 as previously filed is hereby amended to add the following:

         On January 28, 2009, Lamassu Holdings L.L.C. ("Lamassu") sent a letter to the CEO and Board of Directors of the Issuer, a copy of which is attached as Exhibit A hereto. In the letter, Lamassu asked for the support of the Issuer for an acquisition of the Issuer by AccessData, a portfolio company of Lamassu. Lamassu said that AccessData is interested in acquiring all of the Issuer for $1.25 per share in cash, and would like to move forward as quickly as possible. Lamassu anticipates its due diligence requirement will take no more than two weeks and there is no financing contingency. Lamassu expressed its strong belief that this acquisition would be the best outcome for all of the Issuer's shareholders. Lamassu then examined the other alternatives the Issuer could pursue, such as a liquidation, acquisition or new product development, and concluded that the greatest likelihood of successful return on investment for the Issuer's shareholders would be from an acquisition by AccessData.

         The foregoing description of the letter is qualified in its entirety by Exhibit A hereto.


ITEM 5.           INTERESTS IN SECURITIES OF THE ISSUER.
                  -------------------------------------

(c)               Not applicable.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  --------------------------------

                          DOCUMENT
                          --------

Exhibit A     Letter from Lamassu Holdings, L.L.C, to Todd Simpson and the Board of Directors of Ditech Networks, Inc., dated January 28, 2009.

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                                   SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: January 29, 2009



                              Lamassu Holdings L.L.C.


                              By:  /s/ Timothy Leehealey
                                   ----------------------
                                       Timothy Leehealey
                                       Managing Member


                              By:  /s/ Timothy Leehealey
                                   ----------------------
                                       Timothy Leehealey


                              By:  /s/ Samuel Healey
                                   ----------------------
                                       Samuel Healey

                               [LAMASSU LOGO HERE]

                             LAMASSU HOLDINGS, LLC.

--------------------------------------------------------------------------------
          21 WHITESANDS DRIVE o NEWPORT COAST, CA 92657 o 949-706-1347
--------------------------------------------------------------------------------



January 28, 2009

Todd Simpson
CEO
Ditech Networks, Inc.
825 East Middlefield Road
Mountain View, CA 94043


Mr. Simpson and Ditech Board of Directors:

I am writing this letter to ask for your support in the acquisition of Ditech Networks by AccessData. Because AccessData is a portfolio company of Lamassu Holdings and Lamassu is a 10% owner of Ditech, the company's poison pill precludes AccessData from officially offering to purchase the company. That said AccessData is interested in acquiring all of Ditech Networks for $1.25 per share in cash. We would like to move forward as quickly as possible. We anticipate our due diligence requirement will take no more than two weeks and we have no financing contingency.

We strongly believe an acquisition by AccessData, at a premium to market, will result in the best outcome for all shareholders, including ourselves. We have reached this conclusion after analyzing other alternatives including a liquidation, an acquisition or staying the current course of new product development. In a liquidation, the cash returned to shareholders could vary greatly depending on certain assumptions, but I doubt you would disagree that there is a reasonable probability this return would be below $1.25.

When we look at acquisitions or new product development as an option, we are discouraged by past performance of the Ditech organization in several attempts. While Mr. Simpson is relatively new as CEO, the Board is not. And, while I was not a shareholder over the last 9 years the company has been public, I can still use past performance to evaluate this Board's efficacy. For this I do not need to look much beyond the balance sheet. Retained earnings are a loss of over $194MM. So over its life, this company has lost nearly $200MM. When examined more closely, it is surprising to learn that the company had a very profitable echo cancellation product line that generated substantial profits over this time. It appears most of the money was squandered through attempts to diversify the business. There are three glaring examples of failed diversification attempts: 1) the optical systems effort that was discontinued after costing the company nearly $80MM by some accounts, 2) the Jasomi acquisition, which cost $24MM and appears to have little to no contribution to the business, and 3) the PVP development, which has yet to generate significant revenue.

After reviewing the failure of nearly every major effort to diversify the company, it does not surprise me that the current valuation is significantly below the net cash of the company. The company is faced with reinventing itself, which may be more successful with Mr. Simpson as CEO, but most of the players involved with past failures remain the same. It is clear to me that shareholders are voting by selling stock well below the net cash value and tangible book value.

I do see value in the company's balance sheet and its technology, however, I do not believe that the right course of action for me is to wait and see if the business can be reinvented. I believe the likelihood of a successful investment for myself and other shareholders increases greatly if Ditech is acquired by AccessData which will both diversify the business and utilize overhead (legal, audit, G&A) more efficiently.

I would like an opportunity to meet with the Board either in person or telephonically in the immediate future to discuss my offer. I sincerely hope the management and Board will address my offer immediately and move quickly to reach a consensus. Based on last quarter's results it appears the company is losing nearly $400,000 per week, so clearly time is of the essence.




Sincerely,

/s/ Tim Leehealy
----------------
Tim Leehealy